Total Fund Solution
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 4, 2022

VIA EDGAR TRANSMISSION

Mr. Min Oh
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724
Cromwell CenterSquare Real Estate Fund (S000074018)
Dear Mr. Oh:

The purpose of this letter is to respond to additional oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on February 3, 2022 in response to correspondence the Trust filed on January 31, 2022. The correspondence was filed in connection with previous comments by the Staff regarding the Trust’s Post-Effective Amendment No. 1 to its registration statement, filed on behalf of its series, Cromwell CenterSquare Real Estate Fund (the “Fund”). The Trust is filing herewith Post-Effective Amendment No. 4 to address the Staff comments provided on January 10, 2022 and the additional comments provided on February 3, 2022. The Trust’s responses to those additional comments are as follows:

1.Staff Comment: As a reminder, be sure to include a bar on the bar chart for 12/31/2021 returns.

Response: The bar chart has been updated to reflect performance as of December 31, 2021.

2.Staff Comment: The Staff maintains that it believes the order of the benchmark should reflect the S&P 500® Index before the Dow Jones U.S. Select REIT Index in the Average Annual Returns Table.

Response: The Trust respectfully acknowledges the Staff’s comments but notes that the Fund will be changing its primary benchmark to the FTSE Nareit All Equity REITs Total Return

Index, which has been noted in the prospectus. Accordingly, the Dow Jones U.S. Select REIT Index will be removed from the prospectus after one more year.

3.Staff Comment: The Staff requests that the words “jointly and primarily responsible” be included in the description of the Portfolio Managers’ responsibilities in the Summary Section of the prospectus.

Response: The Trust has added the words as requested.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution

Enclosures